Proxy Voting Results

On January 14, 2015, a special meeting of the shareholders of the Cloud Capital Strategic All Cap Fund (the “Fund”) was held at the offices of the Valued Advisers Trust to approve the ability of the Cloud Capital LLC to seek reimbursement of fees waived for, and/or expenses reimbursed to the Cloud Capital Strategic Mid Cap Fund from the Fund following the reorganization of the Cloud Capital Strategic Mid Cap Fund into the Fund.

Below are the voting results from this special meeting of the Fund:

For	900,726
Against	—
Abstain	—